Lorus Therapeutics Inc.

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9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
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Form of Proxy - Annual and Special Meeting to be held on November 18, 2004

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. However, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. This proxy confers discretionary authority on the proxyholder to vote as the proxyholder sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof.

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Proxies submitted must be received by 5:00 pm (Toronto time) on November 16, 2004, or in the case of an adjournment of the Lorus Annual and Special Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting.

All shareholders should refer to the Management Information Circular for further information pertaining to the meeting.

Appointment of Proxyholder

I/We being holder(s) of Lorus Therapeutics Inc. (the "Corporation") hereby appoint: Dr. Jim Wright or failing this person, Graham Strachan

OR **Print the name of the person you are appointing if this person is someone other than the foregoing persons.**

as my/our proxyholder with full power of substitution and to attend, vote and act in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to attend, vote and act at the proxyholder's discretion on any amendments or variations to the matter listed below and all other matters that may properly come before the Annual and Special Meeting of Lorus Therapeutics Inc. to be held at Toronto Stock Exchange Conference Centre, 130 King Street W., Toronto, ON on November 18, 2004 at 4:00 pm and at any adjournment thereof.

1. Election of Directors as outlined in the Management Information Circular.

FOR all nominees: ☐

WITHHOLD vote for all nominees: ☐

2. Appointment of Auditors

Appointment of KPMG, LLP as auditors of the Corporation and authorizing the directors to fix their remuneration. For ☐ Withhold ☐

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Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Information Circular.

		For	Against
3	To ratify the amendment to the Corporation's 1993 Stock Option Plan to extend the expiry date of options granted under the 1993 Stock Option Plan from five years to 10 years, as more fully described in the accompanying Management Information Circular.	☐	☐
4	To ratify the amendment to the Corporation's By-law No. 1, as more fully described in the accompanying Management Information Circular.	☐	☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date